UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018.

Commission File Number 333-226596

Suzano Papel e Celulose S.A.

(Exact name of registrant as specified in its charter)

SUZANO PAPER AND PULP INC.

(Translation of Registrant’s Name into English)

Av. Professor Magalhaes Neto, 1,752

10th Floor, Rooms 1010 and 1011

Salvador, Brazil 41 810-012

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

EXPLANATORY NOTE

By this Amendment No. 1, Suzano Papel e Celulose S.A. amends its report on Form 6-K furnished on August 31, 2018, which contains the below Exhibit 99.1 (the “Original Form 6-K”), solely for the purposes of adding the following to the title page of the Original Form 6-K: “This report on Form 6-K contains the exhibit set forth below. This report on Form 6-K and such exhibit are hereby incorporated by reference into Registration Statement No. 333-226596 on Form F-4 of Suzano Papel e Celulose S.A.”

This Amendment No. 1 does not modify or update the disclosure in the Original Form 6-K, including with respect to forward-looking statements, in any way, other than as indicated above.

Enclosures:

Exhibit 99.1	Notice to the Market, regarding the approval received by Suzano from Chinese antitrust authorities with respect to the proposed Fibria business combination transaction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 7, 2018

SUZANO PAPEL E CELULOSE S.A.

By:	/s/ Marcelo Feriozzi Bacci
	Name:	Marcelo Feriozzi Bacci
	Title:	Chief Financial Officer and Investor Relations Director

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